Filed pursuant to Rule 433

May 13, 2020

Relating to

Preliminary Prospectus Supplement dated May 13, 2020

to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896

Duke Energy Corporation
$500,000,000 2.45% Senior Notes due 2030

Pricing Term Sheet

Issuer:	Duke Energy Corporation (the “Issuer”)
Trade Date:	May 13, 2020
Settlement:	May 15, 2020 (T+2)
Ratings (Moody’s/S&P)*:	Baa1 (Stable) / BBB+ (Stable)
Security Description:	2.45% Senior Notes due 2030 (the “Notes”)
Principal Amount:	$500,000,000
Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2020
Maturity Date:	June 1, 2030
Benchmark Treasury:	1.500% due February 15, 2030
Benchmark Treasury Yield:	0.636%
Spread to Benchmark Treasury:	+185 bps
Yield to Maturity:	2.486%
Coupon:	2.45%
Price to Public:	99.681% per Note, plus accrued interest, if any, from May 15, 2020
Redemption Provisions/ Make-Whole Call:

At any time before March 1, 2030 (which is the date that is three months prior to the maturity date of the Notes (the “Par Call Date”)), the Issuer will have the right to redeem the Notes, at its option, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such redemption date.

Par Call:

At any time on or after the Par Call Date, the Issuer will have the right to redeem the Notes, at its option, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such redemption date.

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof
CUSIP / ISIN:	26441C BH7 / US26441CBH79
Joint Book-Running Managers:	J.P. Morgan Securities LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC
Co-Managers:	CastleOak Securities, L.P. Mischler Financial Group, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533; Scotia Capital (USA) Inc. toll-free at (800) 372-3930; SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786; TD Securities (USA) LLC toll-free at (855) 495-9846 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.